October 25, 2019

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

       Re: Guardion Health Sciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2019
           File No. 001-38861

Dear Mr. Favish:

       We have reviewed your filing and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 3: Amendment of Certificate of Incorporation to increase Number of Authorized
Common Stock, page 18

1. Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the charter amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Favish
Guardion Health Sciences, Inc.
October 25, 2019
Page 2

        You may contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch
Chief, at (202) 551-3625 if you have questions.



                                                        Sincerely,
FirstName LastNameMichael Favish
                                                        Division of Corporation
Finance
Comapany NameGuardion Health Sciences, Inc.
                                                        Office of Life Sciences
October 25, 2019 Page 2
cc:       David Sunkin
FirstName LastName